ALLGREEN PROPERTIES LIMITED

04 FEB 18 AM 7:21

File No. 82-4959

04012880

Date: 29 JAN 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

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1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 41 OF 29.01.2004
Announcement No. 41

ALLGREEN PROPERTIES LIMITED

APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER, OR SUBSTANTIAL SHAREHOLDER OF AN ISSUER TO A MANAGERIAL POSITION IN THE ISSUER OR ANY OF ITS PRINCIPAL SUBSIDIARIES

Pursuant to Clause 704(11), Allgreen Properties Limited (the "Company") wishes to confirm that there is no person occupying a managerial position in the Company or any of its principal subsidiaries who is a relative of a Director, Chief Executive Officer or Substantial Shareholder of the Company.

Submitted by Ms Isoo Tan, Company Secretary on 29/01/2004 to the SGX